UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2007

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

ROOM 2413-18, SHUI ON CENTRE 8 HARBOUR ROAD, WANCHAI HONG KONG
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: April 12, 2007	By:	Yibing Zhang
	Name:	Yibing Zhang
	Title:	Chief Financial Officer and Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release
99.2	Xinhua - Subscription Agreement
99.3	Xinhua - Registration Rights Agreement
99.4	Smartweed - Subscription Agreement
99.5	Smartweed - Registration Rights Agreement
99.6	Max Winner - Subscription Agreement
99.7	Max Winner - Registration Rights Agreement
99.8	China Biotech - SPA with Beijing Holdings
99.9	China Biotech - Registration Rights Agreement
99.91	ChinaDragon Pacific - SPA with Beijing Holdings
99.92	ChinaDragon Pacific - Registration Rights Agreement
99.93	Zhongjing Energy - SPA with Beijing Holdings
99.94	Zhongjing Energy - Registration Rights Agreement